AMENDMENT TO ARTICLES OF INCORPORATION
OF
THE GREATER CANNABIS COMPANY, INC.

THE GREATER CANNABIS COMPANY, INC., a Florida corporation (the "**Company**"), acting pursuant to the Florida Business Corporation Act, does hereby submit the following amendment to its Articles of Incorporation:

FIRST: The name of the Company is **THE GREATER CANNABIS COMPANY, INC.**

SECOND: The Articles of Incorporation of the Company were filed with the Florida Secretary of State on January 13, 2017 and amended on August 28, 2018, March 8, 2019, September 27, 2019, July 29, 2020 and June 13, 2023 (as so amended, the "**Articles**").

THIRD: Paragraph 1 of Article 5 of the Articles is hereby amended to add the following language:

Each share of Common Stock of the Company issued and outstanding as of the record date set by the Company shall be subject to a one-for-1,500 reverse stock split with all fractional shares being rounded up to the nearest whole share. The reverse stock split will (a) not change the number of authorized shares and preferred stock; and (b) be effective on the date determined by the Company.

FOURTH: This Amendment to the Articles of Incorporation was approved by the Company's sole director and holders of capital stock having a majority of the voting power of the Company's issued and outstanding capital stock by joint written consent in lieu of meetings dated April 4, 2025.

IN WITNESS WHEREOF, the Company has caused this Amendment to its Amended and Restated Articles to be executed by its Chief Executive Officer on this 4 day of April, 2025.

THE GREATER CANNABIS COMPANY, INC.

By: /s/ Aitan Zacharin
Aitan Zacharin, Chief Executive Officer